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                                                                Sub-Item 77D(g)

                 POLICIES WITH RESPECT TO SECURITY INVESTMENTS

                    AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)

On October 26, 2012, The Board of Trustees of AIM Sector Funds (Invesco Sector Funds), on behalf of Invesco Utilities Fund (the "Fund"), adopted resolutions approving the following: (i) the conversion of the Fund into a diversified high income equity fund, (ii) changing the Fund's name to Invesco Dividend Income Fund; (iii) changing the investment objective from "long-term growth of capital and secondarily, current income" to "current income and long-term growth of capital"; (iv) changing the principal investment strategy from investing primarily in securities of issuers engaged in utilities-related industries to investing primarily in dividend-paying equity securities; (v) changing the dividend distribution frequency from quarterly to monthly; (vi) changing benchmarks to reflect the Fund's revised focus; and (vii) to remove one of the Fund's non-fundamental investment restrictions that defines utilities-related issuers.

The new investment objective and strategy will allow the investors to diversify their sources of income through the Fund's broader investment mandate while still providing an opportunity for modest growth in capital. In addition, shareholders will benefit from the lower TER cap of 1.10% through reduced expenses and a more competitive net yield.